

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 26, 2016

Jamieson Karson
Chief Executive Officer
Soupman, Inc.
1110 South Avenue, Suite 10
Staten Island, NY 10314

> **Re: Soupman, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 2, 2016**
> **File No. 000-53943**

Dear Mr. Karson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Purpose and effect of the Share Authorization Action, page 2

1.   You state that one of the primary purposes of the Share Authorization Action is to provide the company with "additional flexibility to issue shares to meet existing obligations." Please revise to clarify which "existing obligations," specifically, you are referring to. In this regard, we note that the company sold approximately $3 million in convertible debentures to Hillair Capital Investments, L.P. on July 26, 2016. To the extent that the actions contemplated by this information statement are intended to enable the company to issue additional shares of common stock upon conversion of certain outstanding securities, please revise your information statement to include the disclosure required by Item 12 of Schedule 14A or advise.

To the extent applicable, your discussion of the material terms of the convertible debentures should include: (i) a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures, (ii) the balance and interest owed, (iii) the interest and conversion rates, (iv) the default remedies and any other liquidated damages or fees paid or potentially payable upon conversion, (v) the number of shares that are potentially issuable under the convertible debentures (including upon exercise of the purchaser's additional investment option pursuant to Section 4.18 of the securities purchase agreement, dated July 26, 2016, between the company and Hillair), (vi) the percentage of total shares potentially issuable under the convertible notes compared to the total shares outstanding, (vii) whether the company has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities, and (viii) where the agreements relating to the convertible debentures are filed with your periodic reports.

2. Please clarify whether the reverse stock split is the first step in a going private transaction. If not, please affirmatively state that the reverse stock split is not the first step in a going private transaction and this action will not trigger your compliance with our going private rules. See Rule 13e-3 under the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products